February 17, 2009

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Daniel Morris

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation

Form 10-K for the Fiscal Year Ended June 30, 2008

Filed August 13, 2008

File No. 001-32352

Definitive Proxy Statement on Schedule 14A

Filed August 19, 2008

File No. 001-32352

Dear Mr. Morris:

On behalf of News Corporation (the “Company”), set forth below are responses of the Company to the Staff’s letter of comment, dated February 2, 2009, relating to the Company’s definitive proxy statement filed with the Securities and Exchange Commission (“Commission”) on August 19, 2008. For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the Staff’s comment letter.

Definitive Proxy Statement on Schedule 14A

Incentive Compensation, page 28

1.	We note your response to prior comment 3 and your disclosure under “Employment Arrangements” on page 39. In future filings, please revise to clarify that Mr. DeVoe is contractually entitled to receive awards under the Long Term Incentive Plan that are at least equal to the largest LTIP grant made to any other company executive.

In response to the Staff’s comments, in future filings, for so long as Mr. DeVoe is a named executive officer (“NEO”) and contractually entitled to receive awards under the News Corporation 2005 Long-Term Incentive Plan (the “LTIP”) in an amount at least equal to the largest corresponding grant made to any other Company executive, the Company will disclose such information.

Incentive Compensation, Page 30

2.	Although you have indicated that your Long Term Incentive Plan does not set performance targets for your named executive officers, the incentive compensation of your named executive officers, appears to be directly linked to the achievement of certain performance targets by the highest-level of non-NEO executives. That is, because Messrs. Chernin and DeVoe are entitled to awards matching the highest non-NEO LTIP award (and because the other named executive officers appear to have been granted similar awards for the purposes of parity), the specific LTIP targets that non-NEO executives must meet or exceed in order to receive incentive compensation would appear to have direct bearing on the compensation paid to the named executive officers and therefore should be disclosed. In addition, it appears that a component of Mr. Ailes’ compensation is based upon the achievement by Fox News Channel of certain EBITDA targets. Please confirm that you will, in future filings, disclose all targets related to your incentive compensation. Additionally, please confirm that you will disclose which, if any, targets were achieved during the relevant period.

Disclosure of Non-NEO Executive Performance Targets Not Material and Misleading

We respectfully submit that there is no direct link between the Compensation Committee’s (the “Committee”) determination of the incentive compensation of certain of the Company’s NEOs and the achievement of individual business unit-focused performance targets by the highest-level of non-NEO executives and, therefore, such non-NEO executive performance targets are not required to be disclosed.

Pursuant to their respective contractual arrangements, Messrs. Chernin and DeVoe are entitled to receive awards under the LTIP in an amount at least equal to the largest corresponding grant made to any other Company executive. The fiscal 2008 LTIP awards for the Company’s highest level of non-NEO executives were targeted to be at the level of 50% of the non-NEO executive’s base salary based on the achievement of individual business unit-focused performance targets. To the extent that any of these non-NEO executives were granted a fiscal 2008 LTIP award of 50% of base salary, Messrs. Chernin and DeVoe were each contractually entitled to receive a fiscal 2008 LTIP award of at least 50% of their respective base salaries. Therefore, when the Committee determined the level of fiscal 2008 LTIP award to be granted to each of Messrs. Chernin and DeVoe, the Committee referred only to whether or not any non-NEO executive was granted a fiscal 2008 LTIP award at the target level of 50% of the non-NEO executive’s base salary and did not at all consider the underlying performance goals set for those individual non-NEO executives. As certain non-NEO executives did receive fiscal 2008 LTIP awards at their target level of 50% of base salary, the Committee awarded Messrs. Chernin and DeVoe fiscal 2008 LTIP awards of 50% of their respective base salaries pursuant to the terms of their respect employment agreements. For purposes of parity, the Committee also granted comparable awards to Messrs. K.R. Murdoch and J.R. Murdoch.

Because the specific performance targets established for non-NEO executives were not a factor in determining the fiscal 2008 LTIP awards granted to the applicable NEOs, there is no direct link between the Committee’s determination of the incentive compensation of the NEOs and the achievement of certain individual business unit-focused performance targets by the highest level of non-NEO executives and such information would be misleading to investors if disclosed.

Competitive Harm from Disclosure of Economic Performance Indicators

As explained on page 31 of the definitive proxy statement, Mr. Ailes’s incentive compensation is based solely upon the financial performance of FOX News Channel (“FNC”), which is a component part of the Company’s Cable Network Programming segment. Mr. Ailes is directly responsible for the financial performance of FNC; therefore, the Committee selected FNC’s earnings before interest, tax, depreciation and amortization (“EBITDA”) as the objective financial performance measure to determine Mr. Ailes’s incentive compensation. The Committee established EBITDA ranges that were designed to reward Mr. Ailes for achieving significant growth in FNC’s EBITDA. The Committee intended that these ranges could be achieved by FNC; however, the high end of the EBITDA range assumed FNC’s attainment of over 75% growth in EBITDA over the term of the employment agreement, which the Committee believed to be an extremely high level of performance. All of the foregoing information is disclosed in the Company’s proxy statement. The Company did not disclose the specific FNC EBITDA targets associated with Mr. Ailes’s incentive compensation in its definitive proxy statement because it believes that such disclosure would result in competitive harm for the Company for the reasons described below and such confidential financial information is not required to be disclosed in accordance with Instruction 4 of Item 402(b) of Regulation S-K.

While the Company discloses the revenue, operating income and EBITDA for the Cable Network Programming segment of its business, it does not separately report that information for FNC or for any other component of any of the Company’s segments. The EBITDA for FNC represents material non-public information and disclosure of the FNC EBITDA targets associated with Mr. Ailes’s incentive compensation would result in competitive harm to the Company.

The Company faces competition from a wide range of other companies in the communications, advertising, media, entertainment, publishing and information services industries. Additionally, FNC primarily competes with other cable news networks, as well as with other non-news cable networks and free-to-air broadcast television networks and online services.

The primary competitive harm to the Company that could result from disclosure of the FNC EBITDA targets is that, based on such information, competitors could make business decisions that are aimed at damaging or hindering the operation of FNC’s business. The cable news business is a very competitive, yet relatively small, industry. Information about competitors are measured and analyzed, at a minimum, on a daily basis through published ratings. Competitors are constantly attempting to analyze FNC’s advertising, marketing, cable carriage, programming, talent, facilities and technology strategies, among others, to attempt to encroach on FNC’s clear leadership position in the industry. Disclosure of FNC’s EBITDA targets will permit competitors to discern certain trends in FNC’s business and allow them to make very educated conclusions regarding when certain events relating to FNC’s business are expected or not expected to happen; conclusions that they would not be able to make without this EBITDA target information. A competitor could then utilize this information against FNC when developing their own business strategies or when negotiating their own agreements. For example, if a competitor saw that the targeted EBITDA increased by a significant amount from one year to the next, the competitor may be able to conclude that FNC has entered into a new affiliate agreement with a distributor and estimate how much FNC received on a per subscriber basis and determine the ultimate profit realization of that new agreement. Competitors could utilize this information and provide it to other distributors in a way to limit FNC’s ability to negotiate other affiliate agreements or in a way to obtain agreements for themselves that they otherwise would be unable to achieve. Further, competitors may also be able to make assumptions as to FNC’s projected costs for marketing and talent contract renewals and utilize this information to undermine FNC’s business strategy by launching their own counter tactics.

In addition, FNC’s primary competitors do not separately report EBITDA targets for their businesses. These competitors would have an unfair competitive advantage over FNC by having FNC EBITDA targets available to them. Conversely, FNC would be disadvantaged by not having similar information on its competitors available to it. This would create an uneven playing field within a very competitive industry. In summary, EBITDA targets for FNC are extremely sensitive information that, if disclosed, would compromise FNC’s and the Company’s ability to compete effectively within the marketplace and could harm the Company’s future business strategy.

We believe that the Company’s stockholders understand the sensitive nature of budgeted economic performance indicators, and the internal strategy implicated by these budgeted numbers. We further believe that stockholders would agree that the interests of the Company are far better served by keeping these targets under the business plan confidential.

* * * * * * * *

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed Hogan & Hartson LLP

[Letterhead of News Corporation]

February 17, 2009

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Daniel Morris

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation

Form 10-K for the Fiscal Year Ended June 30, 2008

Filed August 13, 2008

File No. 001-32352

Definitive Proxy Statement on Schedule 14A

Filed August 19, 2008

File No. 001-32352

Dear Mr. Morris:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated February 2, 2009 with respect to the above-referenced Form 10-K for the fiscal year ended June 30, 2008 and definitive proxy statement on Schedule 14A, News Corporation (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (212) 852-7724.

Sincerely,

/s/ Janet Nova
Janet Nova Senior Vice President and Deputy General Counsel News Corporation